UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  333-100047

Kronos International, Inc.
(Exact name of registrant as specified in its charter)

5430 LBJ Freeway, Suite 1700
Dallas, Texas   75240-2697
(972) 233-1700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.5% Senior Secured Notes due 2013
(Title of each class of securities covered by this Form)

Not Applicable
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒*

Approximate number of holders of record as of the certification or notice date:  2

Pursuant to the requirements of the Securities Exchange Act of 1934, Kronos International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 29, 2012	Kronos International, Inc By: /s/Gregory M. Swalwell Gregory M. Swalwell Vice President, Finance and Chief Financial Officer

*
The registrant has always had less than 300 holders of record of its 6.5% Senior Secured Notes due 2013 (the “Notes”).  The Notes are not registered pursuant to Section 12 of Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor listed on a national securities exchange.  The registrant has, however, continued to file periodic and current reports under the Exchange Act pursuant to its contractual obligations under the Indenture governing the Notes.  As a result of the discharge of the Indenture on June 14, 2012, the registrant no longer has any contractual obligations to continue to file periodic or current reports under Exchange Act and will no longer file such reports.